SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 4)*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 3, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      HRPT Properties Trust (f/k/a/ Health and Retirement Properties Trust) I.R.S. ID No. 04-6558834

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                 (b) / /


3     SEC USE ONLY



4     SOURCE OF FUNDS*


      00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)     / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Maryland


       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  4,000,000
        OWNED BY
          EACH            8         SHARED VOTING POWER
       REPORTING
         PERSON
          WITH
                          9         SOLE DISPOSITIVE POWER

                                    4,000,000

                          10        SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      4,372,121

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      6.99%

14    TYPE OF REPORTING PERSON*


      00
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

1     NAMES OF REPORTING PERSONS
      OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      REIT Management & Research, Inc.  I.R.S. ID No. 04-3402206

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A  GROUP*      (a)  / /
                                                              (b)  / /


3     SEC USE ONLY


4     SOURCE OF FUNDS*


      OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)    / /



6     CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware

                          7         SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY        8         SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH
                          10        SHARED DISPOSITIVE POWER



11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      4,396,397

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /



13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.03%

14    TYPE OF REPORTING PERSON*


      CO
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

         On August 21, 2001 HRPT Properties Trust and REIT Management & Research, Inc. entered into a Joint Filing Agreement. Pursuant to such Joint Filing Agreement, this Amendment No. 4 to the Schedule 13D filed September 1, 1995, by HRPT Properties Trust (f/k/a Health and Retirement Properties Trust) shall also be deemed an amendment of the Schedule 13D filed March 30, 1998, by REIT Management & Research, Inc. Additionally, this amendment reflects a decrease in the previously reported percentage ownership of Hospitality Properties Trust, as described below and updates certain other information.

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2. Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment Trust ("HRP") and REIT Management & Research, Inc., a Delaware corporation ("RMR").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Rev. Justinian Manning, C.P., Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John C. Popeo, Treasurer, Chief Financial Officer and Secretary, Jennifer B. Clark, Senior Vice President and Assistant Secretary and David M. Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as HPT and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, Evrett W. Benton, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, David M. Lepore, Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President and John C. Popeo, Treasurer. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR.

         Each of the individuals listed above (i) except for Mr. Donelan, is a United Stated citizen, (ii) except for Mr. Donelan, Rev. Manning and Mr. Zeytoonjian, have a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Mr. Donelan, Rev. Manning, and Mr. Zeytoonjian is principally employed by RMR, in the capacity specified above. Mr. Hegarty also serves as President, Chief Operating Officer, acting Treasurer, Chief Financial Officer and Secretary of Senior Housing Properties Trust ("SNH"). SNH's principal business is to operate a real estate investment trust. The principal office of SNH is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Donelan is a British citizen and is Chairman and Chief Executive Officer of eSecLending and has a business address at Sion Hall, 56 Victoria

Embankment, London, United Kingdom. Rev. Manning is the pastor of St. Gabriel's parish at 139 Washington Street, Brighton, Massachusetts 02135. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation and has a business address at 157 Moody Road, Enfield, Connecticut 06083.

         Neither HRP, RMR nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in securities of the issuer.

         (a) On August 3, 2001, HPT issued 5,750,000 additional Shares in an underwritten public offering and on August 10, 2001 HPT issued 250,000 additional Shares pursuant to a thirty-day option granted to the underwriters of such public offering. HRP continues to hold 4,000,000 Shares, which as a result of HPT's offering of Shares, represent 6.40% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own HPT Shares as follows: Mr. Martin, directly or through a corporation of which Mr. Martin is the sole stockholder, 180,064 Shares; Mr. Portnoy, directly or through a corporation of which Mr. Portnoy is the sole stockholder, 180,063 Shares; and other trustees and executive officers of HRP, 11,994 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 4,000,000 Shares held by HRP; however,
Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 4,000,000 Shares. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 4,372,121 Shares, which giving effect to HPT's offering, represent 6.99% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's investment advisor, may under applicable regulatory definitions, be deemed to beneficially own HRP's 4,000,000 Shares. RMR, however, expressly disclaims any beneficial ownership of HRP's 4,000,000 Shares.

         In addition, the directors and executive officers of RMR own HPT Shares as follows, in part as noted above: Mr. Martin, directly or through a corporation of which Mr. Martin is the sole stockholder, 180,064 Shares; Mr. Portnoy, directly or through a corporation of which Mr. Portnoy is the sole stockholder, 180,063 Shares; Mr. Hegarty, 600 Shares; and other executive officers of RMR, 35,670 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 4,000,000 Shares held by HRP; however, Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 4,000,000 Shares. The Shares held by HRP (which may be deemed to be beneficially owned by RMR), when aggregated with such additional Shares held by the directors and executive officers of RMR, aggregate 4,396,397 Shares, which given effect to HPT's offering, represent 7.03% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR, however, expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR.

         In connection with the offering, HPT has granted to the underwriters of the offering a 30-day option to acquire up to an additional 862,500 Shares which, if and to the extent exercised, will further reduce the percentage ownership of Shares reported above. As stated above, the underwriters have already exercised their option to acquire 250,000 Shares.

         (b) HRP has sole power to vote or dispose of its 4,000,000 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP and RMR described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) No transactions in Shares have been effected during the past sixty days by HRP, RMR or the trustees, directors and executive officers of HRP and RMR described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 7. Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1. Joint Filing Agreement, dated as of August 20, 2001, by and between HRP and RMR.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2001                     HRPT PROPERTIES TRUST



                                    By: /s/ John Popeo
                                        Name: John Popeo
                                        Title: Treasurer and Chief Financial
                                                 Officer



                                    REIT MANAGEMENT & RESEARCH, INC.



                                    By: /s/ Thomas M. O'Brien
                                        Name: Thomas M. O'Brien
                                        Title: Vice President